Riedl First Securities Company of Kansas

Financial Statements

December 31, 2025

Riedl First Securities Company of Kansas
Table of Contents
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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SEC FILE NUMBER
8-45164

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Riedl First Securities Company of Kansas

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1841 North Rock Road Court, Suite 400
(No. and Street)

Wichita	KS	67206-4213
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Caesar A. Naftzger	316-265-9341	riedlcn@riedlfirstsecurities.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Co. CPAs, Chartered
(Name – if individual, state last, first, and middle name)

505 North Mur Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/15	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Caesar A. Naftzger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of [illegible] First Securities Company of Kansas, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President/CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Riedl First Securities Company of Kansas as of December 31, 2025, the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Riedl First Securities Company of Kansas as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Riedl First Securities Company of Kansas's management. Our responsibility is to express an opinion on Riedl First Securities Company of Kansas's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Riedl First Securities Company of Kansas in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act and Schedule II – Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Riedl First Securities Company of Kansas's financial statements. The supplemental information is the responsibility of Riedl First Securities Company of Kansas's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act and Schedule II – Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Riedl First Securities Company of Kansas's auditor since 2022

Olathe, Kansas
February 27, 2026

Riedl First Securities Company of Kansas
Statement of Financial Condition
December 31, 2025

Assets

Current assets:		
Cash and cash equivalents	$	75,615
Commissions receivable		74,146
Other receivables		438,480
Prepaid expenses		1,649
Securities owned, trading accounts, at market:		35,000
Total current assets		624,890
Premises and equipment:		
Operating lease right-to-use asset		14,889
Property and equipment, net of		
accumulated depreciation of $136,925		46,162
		61,051
Total Assets	$	685,941

Liabilities & Shareholder's Equity

Current liabilities:		
Operating lease liability - current portion	$	14,889
Accounts payable		12,000
Due to clearing organization		35,000
Accrued payroll and payroll taxes		46,790
Total current liabilities		108,679
Total Liabilities		108,679
Shareholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized,		
87,000 issued and outstanding		87,000
Additional paid-in capital		43,621
Retained earnings		446,641
Total shareholder's equity		577,262
	$	685,941

See notes to financial statements.

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Riedl First Securities Company of Kansas
Statement of Operations
For the Year Ended December 31, 2025

Revenues:

Commissions income	$	795,115
Trading income		(11,315)
Interest and other income		65,955
		849,755

Expenses:

Advertising	3,543
Clearing charges	84,092
Computer services	17,011
Anti-money laundering testing	5,100
Depreciation	4,857
Dues and subscriptions	57,581
Insurance - group	12,023
Insurance - general	4,373
Janitorial	5,478
Legal & accounting	26,305
License and fees	27,552
Payroll	467,232
Postage	6,535
Printing	1,068
Rent	58,092
Supplies - office	10,611
Taxes - payroll	35,563
Telephone	7,306
Utilities	6,401
Other general and administrative	5,323
	846,046

Income (loss) from operations		3,709
Other income and expense:		
Interest expense		(2,709)
		(2,709)
Provision for income tax expense		–
Net income (loss)	$	1,000

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2025

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Retained earnings - December 31, 2024	$ 87,000	$ 43,621	$ 445,641	$ 576,262
Dividends paid			-	-
Net income (loss)			1,000	1,000
Retained earnings - December 31, 2025	$ 87,000	$ 43,621	$ 446,641	$ 577,262

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement Of Cash Flows
For the Year Ended December 31, 2025

Operating activities:		
Net income (loss)	$	1,000
Adjustments to reconcile net loss to cash		
flows used in operating activities:		
Depreciation		4,857
Change in assets and liabilities:		
Commissions receivable		(15,107)
Other receivables		(10,948)
Prepaid expenses		4,966
Securities owned		171,802
Accounts payable		250
Due to clearning organization		(174,824)
Accrued payroll and payroll taxes		28,281
Cash provided by operating activities		10,277
Investing activities:		
Purchase of property and equipment		(2,275)
Cash used in investing activities		(2,275)
Financing activities:		
Dividends paid		-
Cash provided by financing activities		-
Increase (decrease) in cash		8,002
Cash, December 31, 2024		67,613
Cash, December 31, 2025	$	75,615
Supplemental cash flow information:		
Interest paid	$	2,709
Income tax paid	$	--

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2025

There were no liabilities subordinated to the claims of creditors at the beginning of, end of or at any time during the year ended December 31, 2025.

See notes to financial statements.

Riedl First Securities Company of Kansas
Notes to Financial Statements
December 31, 2025

1.   **Description of Business and Summary of Significant Accounting Policies**

Description of Business
Riedl First Securities Company of Kansas (the "Company") is a securities broker-dealer which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital.   The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customer funds and securities with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In accordance with the regulations of The Securities and Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC). The Company is also registered with and is a member of the Financial Industry Regulatory Authority (FINRA). This is a self-regulating body formed by the industry to protect its members and the investing public. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Revenue Recognition
Revenue from proprietary securities transactions in regular-way trades are recorded on a gross basis on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

The Company has adopted ASC 606. Pursuant to ASC 606, the Company's core principle for revenue recognition is to "depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services."   The Company recognizes revenue when it satisfies its obligations under a contract by closing private placement transactions or when serving as a financial adviser for a closed transaction.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, as described in the Description of Business. The Company has identified its President as the chief operating

decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies. Segment revenue, expenses, and disclosures are contained in the primary financial statements presented herein.

Uses of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Commissions and Other Receivables
Commissions and other receivables are carried on a gross basis, with no discounting, less the allowance for doubtful accounts and include commissions earned and cash on deposit with clearing organizations. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the clearing organizations, and the amount and the age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. As of December 31, 2025, there was no allowance for doubtful accounts.

Lease Accounting
In February 2016, the FASB issued new guidance related to accounting for leases (ASU 2016-02). The new guidance and subsequent amendments require the recognition of assets and liabilities on the statement of financial condition related to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Consistent with the previous guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease primarily depend upon its classification as a finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing and cash flows arising from leases. The Company adopted this guidance on April 1, 2019 with the signing of the 1st office lease amendment. The impact of adopting this guidance as of April 1, 2019 was a gross-up of our assets and liabilities of $366,736 each, due to the recognition of right-to-use assets and lease

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liabilities related to the 1st office lease amendment operating lease. The adoption had no effect on our results of operations, cash flows, or regulatory net capital.

Property and Equipment
Property and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets, are charged against earnings in the period in which they are incurred. Major classes of property and equipment consist of equipment $28,906, furniture $44,962, and leasehold improvements $109,219. Depreciation is calculated on accelerated methods using estimated useful lives of five to thirty-nine years. Depreciation expense was $4,857 for the year ended December 31, 2025.

Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of December 31, 2025, there had been no impairment in the carrying value of long-lived assets.

Income Taxes
The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 5 for further details.

Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be a cash equivalent.

Concentrations
During the year ended December 31, 2025, all of the Company's revenues were produced by three individuals with the top two producing 99% and 1% respectively.

Financial Instruments
The carrying value of the Company's balance sheet accounts approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. See Note 4 for further details.

2. **Commitments, Contingencies, and Guarantees**

At December 31, 2025, the Company had not entered into any purchase or sales commitments. As of December 31, 2025, the Company had no commitments, contingencies or guarantees other than those noted below:

The Company's current office space lease runs through March 31, 2026. The annual minimum payments under this lease is as follows:

	Total
2026	$ 14,889
Total	$ 14,889

Rent expense for the year ended December 31, 2025 was $58,092.

3. **Net Capital Requirements and SIPC Assessment**

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital requirement is $100,000. At December 31, 2025, the Company had net capital of $529,451 and an aggregate indebtedness to net capital of 11.10%.

4. **Fair Value Measurements**

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

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Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Level 3	Fair Value
Securities owned	$35,000	-	-	$35,000

5. **Income Taxes**
As of December 31, 2025, the Company had federal net operating loss (NOL) carryforwards of $324,604. Of this amount, $110,760 was generated prior to 2018 and will expire at various times between 2036 and 2037 if not utilized. The remaining $213,844 of federal NOLs generated after 2017 may be carried forward indefinitely. Additionally, the Company has state NOLs of $308,512. Of this amount, $100,894 was generated prior to 2018 and will expire at various times between 2026 and 2027 if not utilized. The remaining $207,618 of state NOLs generated after 2017 may be carried forward indefinitely. As of December 31, 2025, the Company had charitable contribution carryovers of $11,389 and will expire at various times between 2026 and 2029 if not utilized.

As of December 31, 2025, the Company has a deferred tax asset of $70,558 resulting from the above-mentioned NOL and charitable contribution carryovers. The Company took a valuation allowance of $70,558 as of December 31, 2025. The Company does not believe the net operating losses and charitable contribution carryovers will be used in future years. The tax years that remain subject to examination by tax jurisdictions are 2025, 2024, 2023, and 2022.

6. **Off-Balance Sheet Risk**
The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

7. **Employee Benefit Plans**
The Company provides a Salary Reduction Simplified Employee Pension (SARSEP) plan for our employees. This plan allows participants to make contributions by salary reductions pursuant to Section 408(k) of the Internal Revenue Code. Employees are eligible to participate in the plan immediately. Employees are able to defer the lesser of 25% of pay or the maximum allowable deferral amount pursuant to the Internal Revenue Code. Their contributions to the

plan are vested immediately. The Company does not make matching contributions to the plan.

8. **Subsequent Events**

    The Company has entered into a 36-month lease agreement for its present office space located at 1841 N. Rock Road Court, Suite 400, Wichita, KS 67206. This lease will commence on April 1, 2026 and will require minimum monthly payments of $5,692. Upon commencement, the Company expects to recognize a right-to-use (ROU) asset and a corresponding lease liability of $204,912 on the balance sheet, in accordance with ASC 842.

    The Company has evaluated all other events or transactions that occurred through the date the financial statements were to be issued and determined that there are no other subsequent events requiring recognition or disclosure.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934

Riedl First Securities Company of Kansas
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

Net Capital:		
Total shareholder's equity	$	577,262
Ownership equity not allowable for net capital:		
Prepaid expenses		1,649
Office furniture and equipment, net		46,162
Net capital before haircuts on investments		529,451
Haircuts on investments		--
Undue concentration		--
Net capital	$	529,451
Aggregate indebtedness	$	58,790
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	429,451
Ratio : aggregate indebtedness to net capital		0.1110 to 1

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared to show that no material differences exist between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Riedl First Securities Company of Kansas
Schedule II - Computation of Determination of Reserve Requirements and
    Information Relating to Possession or Control Requirements Under Rule
    15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company did not make a computation for determining the reserve requirement or
supply information relating to the possession or control requirements pursuant to Rule
15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Statement of Assessment and Payments to SIPC

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Riedl First Securities Company of Kansas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Riedl First Securities Company of Kansas (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and the associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Olathe, Kansas
February 27, 2026

Riedl First Securities Company of Kansas
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2025

Total Revenue					
	January to June 2025	$	348,426		
	July to December 2025		501,328		$ 849,754
Additions					
	January to June 2025		295		
	July to December 2025		11,020		11,315
Deductions					
	January to June 2025		50,046		
	July to December 2025		58,648	108,694	
Interest Expense					
	January to June 2025		1,742		
	July to December 2025		967	2,709	
Total Deductions					111,403
SIPC Net Operating Revenues					$ 749,666
General Assessment @ .0015					$ 1,124
Total due for the year ended December 31, 2025					$ 1,124
July 10, 2025 payment to SIPC					$ 445
January 14, 2026 payment to SIPC					679
Total paid for the year ended December 31, 2025					$ 1,124

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME RIEDL FIRST SECURITIES COMPANY

SEC No. 8-45164

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 849,754.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.	$ 11,315.00	
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions.**		$ 11,315.00
3	Add lines 1 and 2h		$ 861,069.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 24,440.00	
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 84,092.00	
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 162.00	
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income — $ 2,709.00		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 2,709.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 111,403.00

COPY

7
REV 0722

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 749,666.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 1,124.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 445.00	
11	a Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2025 SIPC-6 and 6A(s)	$ 445.00		
	d Add lines 11a through 11c		$ 445.00	
12	LESSER of line 10 or 11d.			$ 445.00
13	a Amount from line 8		$ 1,124.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 445.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 679.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 679.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-45164	DEA: FINRA	2025	Dec

MEMBER NAME RIEDL FIRST SECURITIES COMPANY
MAILING ADDRESS 1841 N ROCK ROAD COURT STE 400
WICHITA, KS 67206
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

RIEDL FIRST SECURITIES COMPANY
(Name of SIPC Member)

[signature]
(Authorized Signatory)

1/14/26
(Date)

riedlac@riedlfirstsecurities.net
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Exemption Review Report

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Riedl First Securities Company of Kansas identified the following provision of 17 C.F.R. §15c3-3(k) under which Riedl First Securities Company of Kansas claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the Customer Protection Rule) and (2) Riedl First Securities Company of Kansas stated that Riedl First Securities Company of Kansas met the identified exemption provision throughout the most recent fiscal year without exception. Riedl First Securities Company of Kansas's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Riedl First Securities Company of Kansas's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas
February 27, 2026



Riedl First Securities
COMPANY OF KANSAS

Serving corporate and personal investors since 1916

1841 N. Rock Rd. Ct. Ste 400
Wichita, KS 67206-4213
Tel (316) 265-9341
(800) 365-9341
Fax (316) 265-0215

January 13, 2026

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294-1961

RE: SEA Rule 17a-5(d)(4) Exemption Report

To Whom It May Concern:

Pursuant to the referenced rule, Riedl First Securities Company of Kansas (SEC #8-45164), under the provisions of 17C.F.R. .15c3-3(k), under which our company claims an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii). Our firm is an introducing broker or dealer who clears all our securities transactions through RBC Correspondent Services, the clearing broker or dealer which carries the accounts of our customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer. Our agreement and arrangements have been in place with RBC Correspondent Services since 1993 and certainly for the most recent fiscal year.

With respect to any and all customer funds/checks that we are presented, all checks are payable to RBC Correspondent Services, not to Riedl First Securities Company of Kansas or any other entity or person, and we deposit those checks directly on the RBC Correspondent Services/U.S. Bank remote electronic deposit system.

If we receive customer stock or bond certificates, we deliver to RBC Correspondent Services by overnight delivery. We do not prepare or provide any kind of statements to or for our customers.

Riedl First Securities Company of Kansas has met the exemption provisions throughout the most recent fiscal year without exceptions.

The foregoing statements are true to the best of my belief and knowledge.

Respectfully submitted,

Caesar A. Naftzger

Caesar A. Naftzger
President and CEO

